Free Writing Prospectus

Registration Statement No. 333-182116

Filed pursuant to Rule 433

August 7, 2013

DCP Midstream Partners, LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 6, 2013 relating to these securities.

Issuer:	DCP Midstream Partners, LP (NYSE: DPM)

Offering Size:	9,000,000 common units representing limited partner interests

Offering Price:	$50.04 per common unit

Option to Purchase Additional Units:	1,350,000 additional common units offered by the issuer (30 days)

Proceeds, Net of Underwriting Discounts, Commissions and Offering Expenses:	Approximately $433.6 million (excluding option to purchase additional common units) or approximately $498.7 million (including exercise of option to purchase additional common units)

Trade Date:	August 8, 2013

Settlement Date:	August 13, 2013

Underwriters:	Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                        Incorporated

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

Ladenburg Thalmann & Co. Inc.

Robert W. Baird & Co. Incorporated

BB&T Capital Markets, a division of BB&T Securities, LLC

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on August 7, 2013, Barclays Capital Inc. purchased, on behalf of the syndicate, 26,800 common units at an average price of $49.7332 per unit in stabilizing transactions.

Additional Information:

DCP Midstream Partners, LP has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about DCP Midstream Partners, LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from: Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (888) 603-5847, Email: barclaysprospectus@broadridge.com; BofA Merrill Lynch, 222 Broadway, New York, New York 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (800) 831-9146, Email: batprospectusdept@citi.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Phone: (866) 718-1649, Email: prospectus@morganstanley.com; Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, New York 10152, Phone: (800) 316-5897, Email: cmclientsupport@wellsfargo.com; Credit Suisse, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010, Phone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com; Deutsche Bank Securities, Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, Phone: (800) 503-4611, Email: prospectus.cpdg@db.com; J.P. Morgan, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (866) 803-9204; RBC Capital Markets, Attn: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, Phone: (877) 822-4089.